

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
Charles Provini
President and Chief Executive Officer
Natcore Technology, Inc.
87 Maple Avenue
Red Bank, New Jersey, USA 07701

> **Re:** **Natcore Technology, Inc.**
> **Amendment No. 1 to Confidential Draft Registration**
> **Statement on Form F-1**
> **Submitted November 26, 2013**
> **CIK No. 0001464623**

Dear Mr. Provini:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Calculation of Registration Fee Table

1.   Please revise the table to include the proposed maximum offering price per unit.

Prospectus Cover Page

2.   We note your disclosure in the first paragraph of the cover page that the selling shareholders may offer and sell up to 12,696,180 shares. Please expand the appropriate section to provide the disclosure required by Item 9.D of Form 20-F.

3.   Please expand the disclosure in the second paragraph of the cover page to disclose the exercise price of the warrants and when the warrants expire.

4.	Because there is no established market for your shares, please revise your disclosure in the third paragraph of the prospectus cover page and on page 68 to include a fixed price at which the selling shareholders will offer their shares until such time as the shares are quoted on the OTCQB or the OTCQX or national exchange.

5.	Please expand the appropriate section to provide the disclosure required by Item 9.A.2 of Form 20-F.

6.	Please expand the disclosure in the fourth paragraph of the prospectus cover page and in the fifth paragraph on page 20 to disclose that your shares are quoted on the OTC Pink.

Prospectus Summary, page 5

7.	Please provide to us supplementally an explanation of how you qualify as a foreign private issuer under U.S. securities laws.

8.	Please provide us copies of the sources of all third-party data included in the document. Clearly mark the material you provide to identify the data you cite in your document, and tell us whether you commissioned any of the data disclosed in your document.

9.	Please revise the summary and other sections of the registration statement, as applicable, to avoid reliance on abbreviations and other jargon, such as the "AR" coating market.

10.	Please revise so that the terms you use are understandable. For example, we note you refer on page 43 to "material comprising CdS or CdSe" and "derivatized silica coated fullerences."

11.	Please expand the disclosure in your summary to highlight your accumulated deficit and the amount of your net losses in each of the last three fiscal years and in the six months ended June 30, 2013. Also, expand the disclosure in your summary to highlight that you are a development stage company and that you have received a going concern opinion from your auditor.

12.	Please expand the disclosure in your summary to clarify the material hurdles that remain until you can sell your product commercially.

13.	Please expand the appropriate section to clearly discuss each step that you must take to reach commercialization of your proposed product and your estimated timelines and capital needed to achieve that step.

14.	Please ensure that you provide consistent disclosure throughout your document about your estimated timelines. In this regard, we note the different timelines on pages 6, 26, 27, 40 and 43.

15.   Please tell us why you believe you have a reasonable basis to make the claim in the last paragraph on page 5 regarding "performance potentially at one-tenth the manufacturing cost and one-twentieth the capital investment," the claim in the sixth paragraph on page 6 about "significant savings" and the claim in last sentence on page 7 that the technology "could lead to efficiency gains near 50% relative to conventional cells" if you have not manufactured and sold your product.

16.   We note the amount of detail in your prospectus summary. We also note that you repeat much of this detail later in your prospectus. Please review the detail in your Competitive Strength and Strategies sections of your prospects summary to ensure that you have included only disclosure that is appropriate for a prospectus summary and not detail that overwhelms disclosure regarding the most significant aspects of the offering.

The Company History, page 5

17.   Please revise your disclosure to explain the terms "capital pool company" and "Qualifying Transaction."

Competitive Landscape, page 6

18.   Please eliminate disclosure that appears to be marketing. For example, we note the disclosure in this section about an "extremely attractive value proposition" and a "potentially huge market."

Strategies, page 8

19.   Please tell us why you believe that you have a reasonable basis to make the claims in this section about increased efficiency, profit margin, market share and costs if you have not manufactured and sold your product.

Risk Factors, page 12

20.   Please add a risk factor to highlight that your auditors have expressed substantial doubt about your ability to continue as a going concern.

21.   Please add a risk factor to highlight that your authorized capital consists of an unlimited number of shares of one class designated as common shares that you mention in the second paragraph on page 63.

22.   Please add a risk factor to highlight the risk related to enforcement of civil liabilities that you mention in the sixth paragraph on page 68.

The company's management may be subject to conflicts of interest, page 12

23.   Please further explain the potential conflicts of interest that may arise. For example, explain whether you officers and directors are required to first offer the registrant corporate opportunities or whether the officers and directors may pursue such opportunities independently of the registrant.

Dependence on Management and absence of Key Man Insurance, page 14

24.   Please disclose the amount of hours per week that Mr. Flood is able to devote to the registrant.

Natcore is an "emerging growth company with reduced reporting requirements, page 16

25.   Please clearly disclose whether you choose to take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards. Please note that if you choose to opt out of the extended transition period, your decision will be irrevocable.

26.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are   published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Note regarding forward-looking statements, page 19

27.   Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the second sentence of this section, "Forward-looking statements include statements regarding the Company's business strategy, financial condition, results of operations and market data, as well as any other statements that are not historical facts[,]" appears to be overly broad. Please narrow your statement accordingly or remove it.

Selected Financial Data, page 22

28.   We note that Natcore derived the summary consolidated statements of comprehensive income data for the year ended December 31, 2010 from Natcore's audited consolidated financial statements included elsewhere in the prospectus. Please tell us where the audited 2010 financial statements are presented or revise your disclosures.

29.   We note that you are presenting your consolidated statements of comprehensive income in your selected financial data using a functional expense classification as compared to your financial statements on pages F-3, F-4 and F-27 which use the nature of expense method. Please tell us why you are using different forms of classification for your financial information.

30.   Please tell us why the foreign exchange loss (gain) is presented here in other income and expenses as compared to the consolidated financial statements on pages F-3, F-4 and F-27 in which it is included as a component of operating expenses.

31.   Please reconcile your total equity of $745,761 as of June 30, 2013 with your total equity on page F-2 of $870,692.

32.   We note that you are using footnotes 1 through 4 in your selected financial data. However, these do not appear to reconcile with the footnotes on page 23 which utilize numbers 5 through 8. Please revise or advise.

33.   We note that you are presenting "working capital excluded DL" here and on page 11 which appears to be a non-GAAP measure. Please revise to include all the disclosures required by Item 10.e. of Regulation S-K including:
   * a reconciliation with the most directly comparable financial measure calculated and presented in accordance with GAAP;
   * a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and
   * to the extent material, a statement disclosing the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Overview, page 24

34.   Please update your disclosure in this section. For example, we note the statement in the fifth sentence of this section that "This discussion has been prepared by Management as of August 29, 2013" and the disclosure in the seventh paragraph on page 27 about your announcement that you had "arranged a $3.1 million private placement."

Results of Operations, page 25

35.   We note your presentation of financial information for the three and six month periods ended June 30, 2013 and 2012. Please expand your discussion to provide greater detail on material items affecting your results of operations. For example, we note that research

and development expenses increased 152% (from $145,566 for the six months ended June 30, 2012 to $367,290 for the six months ended June 30, 2013).

36. Please explain what you mean by the disclosure in the second paragraph on page 26 that it is expected that you will continue to generate losses "for the upcoming of the fiscal year."

Expenses, page 34

37. Please expand the disclosure in this section to explain why wages and salaries expenses decreased and why general and corporate expenses and facilities costs increased.

Year ended December 31, 2011 compared to Year ended December 31, 2010, page 35

38. We note that the financial statements presented do not include a statement of comprehensive loss for the year ended December 31, 2010. Please explain to us why you have included this analysis of the year ended December 31, 2011 compared to 2010.

Commitments, page 37

39. We note your narrative discussion regarding commitments relating to an employment agreement, research and development facility and patent license agreement. However, it does not appear that disclosure of these contractual obligations have been presented in a tabular format in accordance with Item 5.F. of Form 20-F. Please explain to us why the exclusion of this format is appropriate. Alternatively, revise your filing to include the format along with the amounts disclosed.

Intellectual Property Assets, page 42

40. Please disclose the duration of your material patents.

Directors and Executive Officers of Natcore Technology, Inc., page 45

41. Please revise your disclosure regarding the backgrounds of your directors and executive officers to clearly indicate the dates of positions that they held with the entities mentioned on pages 45 and 46.

42. Please expand the disclosure in this section regarding Messrs. Meekison and Lundin to include the business experience with the companies mentioned in the last paragraph on page 47.

43. Please revise to remove the disclosure about the business experience of your officers and directors that reads like a marketing document or resume. For example, we note the

disclosure on page 45 regarding Mr. Provini's appearances and that he is a frequent speaker at financial seminars and the disclosure on page 46 that Mr. Lundin has hosted thousands of elite private investors

44.   Please tell us the purpose of the disclosure in the first two paragraphs on page 47 that also appear on pages 62 and 63.

Compensation Discussion and Analysis, page 48

45.   You should be relying here on the Form F-1 and Form 20-F for disclosure guidance, not on a non-U.S. form such as the Form 51-102F6. Please see also the references on page 62 to "[t]he Securities Act (British Columbia)," where you should be discussing U.S. law instead. Please review the appropriate references for these sections and make whatever revisions are necessary to your prospectus.

Termination of Employment, page 53

46.   Please expand the disclosure in the last sentence on page 53 to quantify the "certain option grants" and the "certain revenue milestones."

Transactions with Related Parties, page 61

47.   Please revise the disclosure in the table to include all shares beneficially owned by your directors and executive officers. We note the disclosure in footnote 1 that the number of common shares does not include options or warrants held by directors and officers of the registrant.

48.   Please expand the disclosure in the penultimate paragraph on page 61 to clarify the extent to which Messrs. Provini, Lundin and Calhoun participated in the acquisition and the financings.

49.   We note that you provide disclosure in this section as of the first quarter of 2013 and as of December 31, 2012. The disclosure you provide in this section should be up to the date of document. See Item 7.B of Form 20-F. Please revise accordingly.

Disclosure of Share Ownership, page 62

50.   Please disclose the number of record holders in the United States and the corresponding percentage of your outstanding stock that is held in the United States.

51.   Please provide the disclosure required by Item 7.A.1 of Form 20-F. In this regard, we note that you provide disclosure of shareholders who are the beneficial owners of 10% or more rather than 5% or more.

Charles Provini
Natcore Technology, Inc.
December 20, 2013
Page 8

Authorized Capital, page 63

52.   Please update the disclosure of the number of shares, warrants and options outstanding.

Where you can find additional information, page 68

53.   The correct address for the Commission is 100 F Street, NE, Washington, DC 20549. Please make the appropriate revisions in the first paragraph of this section.

Consolidated Financial Statements, page F-1

Condensed Consolidated Interim Financial Statements, page F-3

54.   We note that the title of this page is "For the three months periods ended June 30, 2013 and 2012." However, the column header states "For the Six months ended." Please reconcile these disclosures here and on page F-5.

Consolidated Statements of Cash Flows, page F-6

55.   We note the amount recorded for the fair value adjustment on warrants for the six months ended June 30, 2013. Please reconcile this amount to the line item "fair value adjustment on warrants" reflected on the statement of comprehensive loss (page F-3) for the same period.

Independent Auditor's Report, page F-25

56.   We note that your audit report refers to the consolidated financial statements that are in accordance with the International Financial Reporting Standards. Please include an audit report that refers to the consolidated financial statements that are in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board or otherwise provide the U.S. GAAP reconciliations required by Item 17(c) of Form 20-F.

Notes to the financial statements, page F-30

57.   We note that in your numerical designation for each note, "Note 1" is missing. Also, references to notes on the financial statements and for certain line items do not reconcile to the numbers on the notes to the financial statements. Please revise to indicate the appropriate disclosure reference. These discrepancies in numerical sequencing also apply to the interim financial statements. For example, on pages F-14 and F-15 the note for "Trade payables and accrued liabilities" has no numerical designation but "Derivative financial liability" has two (8 and 9).

Note 5. Cash and cash equivalents, page F-36

58.   Please expand your disclosures to describe what "guaranteed investment certificates" are and how they satisfy the criteria for cash equivalents.

Note 6. Receivables, page F-36

59.   We note that the company has had no revenues to date. Please provide disclosure describing what an HST receivable is and how it is realized.

Note 10. Share capital, page F-15

Stock options, page F-16

60.   We note from your disclosures that you utilize the Black-Scholes stock option pricing model to determine the fair value of your stock options. Please revise to explain how you determined the assumptions utilized in these models including volatility, risk-free interest rate and expected life, etc. Refer to the guidance in paragraph 47(a) of IFRS 2.

Note 11. Financial risk and capital management, page F-42

Fair value, page F-44

61.   We note that the financial liabilities measured at fair value at December 31, 2012 and 2011 consist of the derivative financial liability which is classified as Level 2. Please tell us how you determined that the derivative financial liability is Level 2 in accordance with IFRS 13.

Note 13. Commitments, page F-45

China Joint Venture, page F-45

62.   We note from your disclosures that on June 22, 2010 the Company formed a joint venture with a consortium in China and that it will be funded by an initial $3 million investment consisting of $500,000 contributed by the Company and $2,500,000 contributed by the Chinese partnership. Please revise your disclosures to clarify whether you have contributed the $500,000 to the joint venture and to explain how you are accounting for this joint venture citing the applicable accounting literature.

Note 16. Restatement, page F-48

63.   We note that you have restated your financial statements for the years ended December 31, 2011 and 2010 for the correction of errors relating to your valuation of derivative

liability. Please have your auditor address how it considered paragraph 9 of PCAOB
Auditing Standard No. 6 and why it ultimately concluded reference to the restatement in
the audit report was not required.   Additionally, please tell us why the financial
statements are not labeled as restated.

Item 7. Recent Sales of Unregistered Securities, page II-1

64.   Please expand your disclosure in the case of each issuance to briefly indicate the facts
       relied upon in claiming the exemption from registration used, such as the number or
       identity of purchasers.

Exhibits

65.   Please file as exhibits the license agreement with National Renewable Energy Laboratory
       mentioned in the second paragraph on page 6, the registration rights agreement
       mentioned in the last paragraph on page 9, the agreements mentioned on page 37 and the
       consulting agreement with Mr. Meekison mentioned in the fourth paragraph on page 61.

Signatures, page II-6

66.   Please ensure that your principal executive officer, principal financial officer, your
       controller or principal accounting officer and at least a majority of the board of directors
       sign below the second paragraph of text required on the Signatures page when you file
       your Form F-1.

67.   Please ensure that you revise your signature page to identify your authorized
       representative in the United States when you file your Form F-1.

       If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

You may contact David Burton, Staff Accountant, at (202) 551-3618 or Lynn Dicker, Accounting Reviewer, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or the undersigned at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Marc X. LoPresti, Esq.